UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2005

CREW GOLD CORPORATION

(Name of Registrant)

Abbey House, Wellington Way, Weybridge, Surrey KT13 OTT, Great Britain

(Address of principal executive offices)

News Release dated September 30, 2005:    Financial Results Year ended June 30, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx         Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Gold Corporation:  SEC File No. 12b=#1-11816

(Registrant)

Date: March 24, 2004:   /s/ Frederic Puistienne

                                            Frederic Puistienne, C.F.O.

Financial Results Year ended June 30, 2005

LONDON, United Kingdom, DATE: September 30, 2005 Crew Gold Corporation ("Crew") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

The Company has recorded EBITDA (ref page 4) for the year ended June 30, 2005 of $2.7 million compared to negative EBITDA of $1.4 million for the year ended June 30, 2004.

For the year ended June 30, 2005 the Company recorded a net loss of $8.9 million ($0.05 per share) compared with a net loss of $2.9 million ($0.02 per share) for the year ended June 30, 2004.  The 2005 result is affected adversely by a decrease in non-cash equity earnings from its investment in Barberton Mines Limited of $2.3 million, non-recurring finance charges of $2.0 million from the negotiated conversion of the convertible bonds and a negative $1.9 million non-cash effect from currency losses.  This was mitigated by the positive effect of the Company's sale of its interests in the Seqi Olivine project and interest savings from negotiated conversion of convertible bonds.

http://www.crewdev.com/default.asp?V_DOC_ID=792

or

http://hugin.info/90/R/1013782/158228.pdf

Jan A Vestrum
President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew's future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

*NON-GAAP MEASURES
"EBITDA" is a non GAAP measure of performance that describes our earnings before interest, taxes, depletion, and amortization. "Gross gold sales" is a non GAAP measure derived from ounces produced from processing multiplied by the then current gold price. "Cash Cost per ounce" is a non GAAP measure derived from the total cost of ounces produced, less depreciation and amortization and other non cash items; as a measure of total ounces produced. Cash costs are presented as they represent an industry standard of comparison.

EBITDA and gross gold sales and cash cost per ounce are not defined terms under Canadian generally accepted accounting principles, nor do they have a standard, agreed upon meaning. As such, EBITDA, gross gold sales and cash cost per ounce may not be directly comparable to EBITDAgross gold sales and cash cost per ounce reported by other similar issuers.

For more information please contact our UK Head Office (TEL +44 -1932 268755) or by email to enquiries@crewgold.com. For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com